Appendix C: Financial Statements

Principal Executive Officer Certified Financial Statements

1. ORGANIZATION

Good Works Film LLC ("The Company") is a Company with the purpose of creating and owning the movie production of "Outlaws". This movie is a production of an American western television series that looks back at the turn of the century. This film features a power dynamic of fresh and familiar faces to a point in America's young history. Based on historical characters and events set in 1908, Montana. The story speaks about a character named "CHIEF" played by Writer and Director Van Peedles. Who returns after many years of hiding in Mexico to claim god hiding in the hills of Montana.

In his quest, he reunites an ensemble of fresh and familiar faces —together they fight off ANGEL, whose rationale to the gold leaves a trail of deception. Along the journey, Chief is forced to confront deep-seated issues, choices and sacrifices of fatherhood, loyalty, and an America planting the seeds for a progressive future.

2. SUMMARY OF FINANCIAL ACTIVITIES

The Company has taken on a secured loan, with the sum total of $4,250,000, against their Distribution Agreement Minimum Guarantee with Quiver Distribution (See Appendix E) and Montana state tax credit (See Appendix E). The Company has also taken on a Financer with 15% profit sharing stake for $750,000, which has like-kind terms as this Offering, and can be found in the FINANCING AGREEMENT (See Appendix E). As such, here are the Historical Results of Operations

- Revenue & Gross Margin. Since inception-to-date, the Company has had Revenues of $0.
- Assets. Since inception-to-date, the Company has had a total assets of $750,000, including $750,000 in cash.
- Net Loss. Since inception-to-date, the Company has had a net loss of $0.
- Liabilities. Since inception-to-date, the Company's liabilities totaled $4,250,000.

Debt financing of $4,250,000 has been obtained from C&C Financial Services Lending, LLC at the following terms of the Loan:

The Loan shall be subject to an upfront fee (the "Loan Fee") equal to Loan Commitment multiplied by 1.5%. The Loan Fee shall be paid from the Loan Reserve at closing. Interest: Advances under the Loan, to include advances of the Loan Reserve, shall bear interest at the rate of the US Prime Rate plus 1.75%. Interest shall be calculated and paid monthly through Advances of the portion of the Loan Reserve set aside to cover interest (the "Interest Reserve").

Tax Credit Sale: Borrower shall have executed tax credit sale agreement ("Credit Sale Agreement") prior to loan closing with Montana taxpayer to pre-purchase the tax credits at an agreed price (the "Tax Credit Sale Price"), with payment to be made directly to Lender upon certification of the tax credits. `Audit: Borrower will engage CPA firm(s) (the "Auditor") to perform audit of production costs in Montana pursuant to the requirements of the Program and Program Administrators. Other Tax credit Requirements: Borrower shall include the "Film MONTANA" credit in end credits. Borrower shall maintain its corporate registration in Montana in good standing through the repayment of the Loan. Payroll Services: The Project will utilize the payroll services of Media Services, Cast & Crew Entertainment

Services or related payroll company. Lender shall have access to information pertaining to the Project through the providers payroll and production accounting systems. Administrative Services: Borrower shall engage an approved accounting services provider/CPA (the "Tax Credit Consultant"), to provide tax credit administration services, to include providing a tax credit comfort letter confirming the estimated Tax Credits based on the final approved budget. Media Services pre-approved

Maturity: The loan maturity date will be [fifteen (15)] months from the date of the first Advance of Loan. Default Rate: In the event of default, interest shall accrue at a annual rate that is a 5% premium to the otherwise applicable rate. Reports: Borrower shall make available, at Lender's request, status reports containing reasonable detail on the Project's activities, including cost reports, copies of the general ledger, updated timeline and any information pertaining to communication with the auditor or Program Administrators. Collateral: The performance by the Borrower of all of its obligations under the Loan shall be secured by all assets of Borrower, including first position security with respect to the distribution rights and the Tax Credits.

Borrower will provide the Lender with a customary copyright mortgage and authorize the Lender to file UCC-1 Financing Statements. Upon full and indefeasible repayment of the Loan, and as long as Borrower is not entitled to any further Advances hereunder, Lender shall, upon Borrower's written request and at Borrower's expense, timely execute and deliver to Borrower a release of the Copyright Mortgage which Borrower may file with the United States Copyright Office, and deliver to Borrower a form UCC-3 termination statement in respect of each Uniform Commercial Code Financing Statement filed by Lender. Conditions Precedent to Advances: Lender's obligation to make any Advance shall be conditioned upon the full compliance with terms and conditions of the Transaction Documents (as defined below), which shall include, without limitation, the following: 1. The Borrower must have received initial certification from the Program Administrators wrt the Tax Credits; 2. The balance of the funding required to cover the full production budget, net of the available funding from the Loan Commitment, shall have been contributed to production account or advanced to cover budgeted costs prior to the first drawdown of the Loan; 3. Lender's review and approval of budget, cash flow, production schedule and contingency; 4. Quiver DA and Acceptable Notice of Assignment or Interparty Agreement between Quiver and Lender, with customary accommodations for senior lender; 5. The Borrower, Lender and any other party, as applicable, entering into a definitive loan and security agreement, and related security documentation in form and substance acceptable to Lender, including, without limitation, any agreement, document, certification or instrument required under this Term Sheet or required to memorialize and effectuate the terms, conditions, agreements and the intentions of the Parties contained in this Term Sheet and all other terms and conditions agreed to by the parties (the "Transaction Documents"); 6. Approval of the Transaction Documents by Lender; 7. Lender's review and approval of budget and contingency, to include sufficiency of coverage for any COVID related events; 8. Lender shall be named as an additional insured and loss payee (as applicable) on the Production's E&O, general liability and production insurance; 9. Executed Sale Agreement, to include direction for payment to be remitted directly to Lender; 10. Executed lab pledgeholder or lab access agreement; 11. Lender's receipt and approval of chain of title, customary lien and copyright searches with respect to the Borrower

These Financial Statements are being certified by an Executive Officer Certification of such Financial Statements per Reg CF Rule 201(t), and the Offering is seeking a minimum of $300,000 (6% of the valuation of the Company) and a maximum of $500,000 (10% of the Company). Milestones and Operations are detailed within this Appendix C: Financial Statements per Reg CF Rule 201(s), as well as the Executive Officer Certification of such Financial Statements per Reg CF Rule 201(t). All required Issuer information as detailed throughout Reg CF Rule 201; namely (a) through (s) is contained within the Form and this Form's Appendices. Further note that risks, and risk disclosures, can be found throughout this Form and its Appendices, including the "Risk Factors" within the Form and the risk disclosures within the Appendix B: Offering Agreement.

3. **EQUITY**

The Company has authorized 10,000,000 shares of Common Stock equity. The shares have been authorized at $0.00001. Currently, the managing members have not issued securities. The current ownership, as reflected in the Good Works Film LLC Operating Agreement (Appendix E) and on the Form C has ownership of the Managing Members as follows: kip Konwiser at 34%, Mario Van Peebles at 33%, and Joshua Russell at 33%.

The following provisions apply to investors purchasing Common Stock in this Offering at a price of $0.50 per share:

a. Recoupment of Funds. Before any payouts, including any deferments of any kind, contingent compensation or profit sharing, Financier shall be paid back from the first dollars received by Company (*i.e.* after any required guild payments or reserves, actual, third party, out of pocket sums paid to the collection account manager for the collection of any amounts due (*i.e.* there will be no Company overhead, administrative other than pertaining solely to the Picture, and/or supervisory fees of any kind hereunder), sales agent and/or distribution fees, expenses, financing costs, legal fees or other amounts necessary for the completion and distribution of the Picture) in the amount of 120% of its Investment from the Deferment Corridor (in accordance with Section 8d of Quiver Agreement) in addition to all dollars received by Company from any "soft money" revenues including but not necessarily limited to the Tax Credit and, if any, brand integration investments subject to the terms of the Quiver Agreement. Financier shall have the right to audit the books and records of Company for a period of not less than seven (7) years from the initial release of the Picture in any media and Company agrees to keep books and records in Los Angeles, California for not less than seven threefive (357) years from the initial release of the Picture in any media. Financier will provide Company with reasonable advance written notice, during reasonable business hours at the regular place of business of Company where such books and records are maintained not more than once in any twelve (12) month period by a certified public accountant with experience in the entertainment industry audits. Such audit shall be conducted on Financier's behalf and at Financier's expense by Financier's designee; provided, however, in the event there is an underpayment of ten percent (10%) or more to Financier then Company will pay the cost of the audit within ten (10) days of Financier's request therefor. Company will establish a collection account for the Picture with either Fintage or Freeway acting as the collection account manager and will enter into a collection account management agreement ("**CAMA**") for the Picture, which process to establish the CAMA shall be finalized prior to completion of principal photography of the Picture. Financier will be a party to the CAMA which is of the essence of this Agreement. Company will irrevocably direct all proceeds from the exploitation of the Picture and all allied and ancillary rights thereto to the collection account for the Picture (such payment direction is of the essence of this Agreement). Company will make any and all above-the-line unions party to the CAMA in the customary position the guilds require to ensure the payment of residuals.

b. "Deferment Corridor" shall mean all revenues received by Production Company pursuant to Section 8d of the Quiver Agreement.

c. (b) Distribution of Net Profits. Financier shall be entitled to receive fifteen percent (15%) of (100%) of the Company's Net Profits.

d. Financier shall be entitled to a no less favorable definition of "Net Profits" or other form of profit participation than those accorded to others providing monies to Company. No other investor shall be entitled to more favorable pro rata financial terms for their investments under any agreement between the parties than those accorded to Financier.

4. MILESTONES

Good Works Film LLC, was organized in the State of California in 2022 and does not have an established revenue stream, except for the Minimum Guarantee from Quiver Distribution (See Appendix E). The Company cannot reliably estimate how much revenue it will receive in the future, if any. The Company intends to issue Common Stock through a Regulation Crowdfunding offering ("Offering") to achieve Milestones and support Operations.

Milestone #1: Secure Funding To Support Production

The first milestone has been achieved: A) This milestone has been to secure a Minimum Guarantee for the movie with distribution (See Appendix E), as well as secure access to debt financing against the minimum guarantee and future Montana state tax credit (See Appendix E) as part of the source of funds for the production.

Milestone #2: Successful Offering / Capital Raise

Upon the successful capital raise through this Offering, our milestone will be to complete the production of the movie and any necessary requirements of the movie production and post-production.

Milestone #3: Post-Production

The third major milestone will be the finishing of the post-production, e.g. editing, sound, etc. of the movie to create the final and finished movie.

Milestone #4: Distribution

The fourth major milestone will occur after the movie's post-production is complete and the Company will then be able to distribute through Quiver Distribution.

5. OPERATIONS

Operations will occur in line with the Use of Funds detailed on the Form C and that of the budget (See Appendix A) and adhere to movie industry practices. Operational activity can be understood as follows:

Liquidity & Capital Resources

Liquidity is provided based upon the debt, current Financer (See Appendix E, "FINANCING AGREEMENT"), and the source of funds from this Offering. We do not intend, nor expect to, raise additional funds for this project.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

Except as otherwise described in this Form C; such as the access to debt capital, the grant, and plan for brand integration through sponsorship, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a production, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our intended number of episodes as identified in this Offering. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

Runway & Short/Mid Terms Expenses

Good Works Film LLC. cash in hand is $0, as of August 2022.

We are currently not profitable. We believe that approximately $3 - $5 million is needed for us to reach profitability and that it could be 24 to 36 months before we reach that point. Upon a successful Offering, we are able to create and then license, or outright sell, our movie, then we aim to achieve monthly revenues of approximately $100,000 to $200,000 per month, depending on the number of episodes purchased or licensed by a network or streaming channel. Expenses would be approximately the full amount raised through the Offering. In terms of our current funding, we are not operating the SPC and are simply waiting for funding before producing the movie. As such we are incurring zero or minimal expenses each month and currently have enough cash to cover any short term burn that may arise. Besides that, we do not have any other sources of capital beyond the WeVidIt campaign. Any projections in the above narrative are forward-looking and cannot be guaranteed.

In accordance with Reg CG Rule 201(s) the above discussion of the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations is necessary. The Executive Officer certifies that the Financial Statements herein our accurate and reflect the future Milestones and Operations of the Company.

In compliance with **Instruction 1 to paragraph(s),** the discussion covers each period for which financial statements of the issuer are provided. The below discussion includes a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided.

In compliance with **Instruction 2 to paragraph(s),** the Company has no prior operating history, and, as such, the discussion focuses on financial milestones and operational, liquidity and other challenges.

In compliance with **Instruction 3 to paragraph(s),** references to the issuer in this paragraph and its instructions refer to the issuer and its predecessors, if any.

In accordance to Reg CF Rule 201(t), and with acknowledgement that the principal executive officer certifies the Financial Statements, as all amounts sold under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) within the preceding 12-month period, have, in the aggregate, have been $0: Given that no financial activities exist for the Company, and the Company is compliant with the Reg CF Fule 201 Instructions 6 of paragraph (t), the principal executive officer certifies the following financial statements:

In compliance with **Instruction 1 to paragraph(t),** the Issuer discloses the minimum target offering amount and the maximum offering amount in the SEC Form C Offering Statement, and the Offering Agreement as the issuer will accept proceeds in excess of the target offering amount, the issuer does include the maximum offering amount that the issuer will accept in the calculation to determine the financial statements required under this paragraph (t).

In compliance with **Instruction 2 to paragraph(t),** the Managing Member certifies the financial statements and voluntarily meets the requirements of this paragraph (t) for a higher aggregate target offering amount.

In compliance with **Instruction 3 to paragraph(t),** the financial statements are not audited, they must be labeled as "unaudited" and, as such, the financial statements cover the two most recently completed fiscal years or the period(s) since inception, if shorter. Such financial statements herein cover the since organized period (less than a year).

In compliance with **Instruction 4 to paragraph(t),** as the Issuer is not currently in operation and such Milestones and Operations are dependent on a successful offering, and that the Company has no activities, no such two prior years, on any financial activity, is otherwise available.

In compliance with **Instruction 5 to paragraph(t),** the Management certifies the unaudited financial statements and provides discussion on Milestones and Operations. As such, Management recognizes that an issuer may elect to delay complying with any new or revised financial accounting standard that applies to companies that are not issuers (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) until the date that such companies are required to comply with such new or revised accounting standard. The Issuer applies the election to all standards.

In compliance with **Instruction 6 to paragraph(t),** since the Company has not yet filed a tax return and is not required to file a tax return before the end of the offering period, the tax return information does not need to be provided.

In compliance with **Instruction 7 to paragraph(t),** being the issuer is providing financial statements that are not audited or reviewed and tax information as specified under paragraph (t)(1) of this section must have its principal executive officer provide the following certification:

I, Kip Konwiser, certify that:

(1) the financial statements of Good Works Film LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Good Works Film LLC included in this Form reflects accurately the information reported on the tax return for Good Works Film LLC filed for the fiscal year ended in the future as no tax return has been filed in compliance with Reg CF Rule 201(t) Instruction 7.

_____

Managing Member/Producer

09 / 14 / 2022

 
TITLE	Appendix C: Financial Statements
FILE NAME	Appendix C_ Finan...fication (4).docx
DOCUMENT ID	e818e98fb34b580a15934d33e2302b78ea07d0f0
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

SENT
09 / 14 / 2022
17:36:42 UTC
Sent for signature to Kip Konwiser (kip@konwiserbros.com)
from msherwood@wevidit.com
IP: 74.101.92.34

VIEWED
09 / 14 / 2022
18:37:01 UTC
Viewed by Kip Konwiser (kip@konwiserbros.com)
IP: 172.221.105.204

SIGNED
09 / 14 / 2022
18:37:15 UTC
Signed by Kip Konwiser (kip@konwiserbros.com)
IP: 172.221.105.204

COMPLETED
09 / 14 / 2022
18:37:15 UTC
The document has been completed.